

Mail Stop 4631

February 13, 2017

Via E-mail
Mr. John Richardson
Chief Financial Officer
A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, OH 44333

      Re: **A. Schulman, Inc.**
              Form 10-K for the Fiscal Year Ended August 31, 2016
              Filed October 26, 2016
              File No. 0-7459

Dear Mr. Richardson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction